ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM

                                      September 20, 2018

Via EDGAR
Ms. Theresa Brillant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wabash National Corporation Form 10-K for Fiscal Year Ended December 31, 2017 Filed February 28, 2018 Form 10-Q for the fiscal quarter ended June 30, 2018 Filed August 8, 2018 File No. 001-10883

Dear Theresa:

Wabash National Corporation (the “Company”) is in receipt of your letter, dated September 11, 2018, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2017 and the Form 10-Q for the fiscal quarter ended June 30, 2018.  This letter confirms that, pursuant to your telephone conversation with Justin Ross, Vice President – Tax & Treasurer of the Company, on September 19, 2018, the Company has requested, and you have agreed to, an extension to the deadline for the Company’s response to your letter until October 9, 2018.

Thank you for your assistance.  If you have any additional questions or comments, you may reach me at (414) 319-7336.

Sincerely, /s/ Jason M. Hille
Jason M. Hille

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